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                          April 25, 2023

       Larry M. Reid
       Chief Financial Officer
       Cleartronic, Inc.
       8000 North Federal Highway
       Suite 100
       Boca Raton, Florida

                                                        Re: Cleartronic, Inc.
                                                            Form 10-K filed on
December 29, 2022
                                                            File No. 000-55329

       Dear Larry M. Reid:

              We have reviewed your responses in your letter dated March 27, 2023 and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

       Form 10-K filed on December 29, 2022

       Item9A. Controls and Procedures, page 9

   1. We noted your response to our comments 1 and 2 in our comment letter dated March 22,
                                                        2023. Please amend your
Form 10-K to clearly disclose your management   s
                                                        conclusion of the
assessment of your internal control over financial reporting as of
                                                        September 30, 2022.
               You may contact Becky Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian,
       Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology